SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 4, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
THE ANNUAL GENERAL MEETING OF METSO CORPORATION: DIVIDEND OF EUR 0.35 PER SHARE

SIGNATURES

Date  April 4, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

THE ANNUAL GENERAL MEETING OF METSO CORPORATION: DIVIDEND OF EUR 0.35 PER SHARE

(Helsinki, Finland, April 4, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

The Annual General Meeting of Metso Corporation approved the accounts for 2004 as presented by the Board of Directors and voted to discharge the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the 2004 financial year. In addition, the Annual General Meeting approved the proposals of the Board of Directors. These applied to authorizations to resolve to repurchase and to dispose the Corporation’s own shares, to increase the share capital by issuing new shares, convertible bonds and/or stock options. Furthermore, stock options were decided to be canceled as proposed by the Board of Directors.

The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following General Meeting in respect of the composition of the Board of Directors along with the director remuneration. Nomination Committee consists of the representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member. Furthermore, the Articles of Association were amended to state that a person of 68 of age or over is not eligible to become elected to the Board of Directors.

Matti Kavetvuo was re-elected the Chairman of the Board and Jaakko Rauramo, Chairman of the Board of SanomaWSOY Corporation, was re-elected the Vice Chairman of the Board. Svante Adde was elected a new member of the Board. Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj; Satu Huber, State Treasury, Director of Finance and Head of Finance Division; and D. Sc. (Tech.) Juhani Kuusi. The auditing company, Authorized Public Accountant PricewaterhouseCoopers was re-elected to act as an Auditor of the Corporation.

The Annual General Meeting decided that a dividend of EUR 0.35 per share be paid for the financial year which ended on December 31, 2004. The dividend will be paid to shareholders who have been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 7, 2005. The dividend will be paid on April 14, 2005.

For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.